
February 23, 2015

<u>Via e-mail</u>
Ms. Kit Ka
Chief Executive Officer
CAM Group, Inc.
Jixing Building, 151 Shengli Avenue North
Shijiazhuang, Hebei Province, P.R. China 050041

      RE: **CAM Group, Inc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
File No. 001-33907**

                   **Form 8-K
Filed April 24, 2012
File No. 001-33907**

Dear Ms. Ka:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kristi Marrone

                            Kristi Marrone
                            Staff Accountant